Exhibit 4.3
PIONEER ENERGY SERVICES CORP.
DESCRIPTION OF SECURITIES (Prior to May 29, 2020)
On March 1, 2020, Pioneer Energy Services Corp. (the “Company”) and certain of its subsidiaries filed voluntary petitions for relief under Title 11 (“Chapter 11”) of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) and, on March 2, 2020, filed the prepackaged Chapter 11 plan of reorganization (the “Plan”) with the Bankruptcy Court. On May 11, 2020, the Bankruptcy Court entered an order, Docket No. 331 (the “Confirmation Order”), confirming the Plan, a copy of which was included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2020. On May 29, 2020 (the “Effective Date”), the conditions to effectiveness of the Plan were satisfied and the Company emerged from Chapter 11.
Pursuant to the Plan, on the Effective Date, all shares of the Company’s common stock, par value $0.10 per share, issued and outstanding immediately before the Effective Date (the “Old Common Stock”) were cancelled, and the Company issued shares of its new common stock, par value $0.001 per share, to the holders of its 6.125% Senior Notes due 2022 (the “Senior Notes”) and holders of its Old Common Stock. For a description of the Company’s new common stock, see Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. Also on the Effective Date, as part of the transactions undertaken pursuant to the Plan, the Company was converted from a Texas corporation to a Delaware corporation, and the Company filed a new Certificate of Incorporation of the Company with the office of the Secretary of State of the State of Delaware and adopted new Amended and Restated Bylaws of the Company.
The following description of the Old Common Stock, which was cancelled pursuant to our emergence from Chapter 11 on the Effective Date, does not purport to be complete and is subject to and qualified by the full terms of the Restated Articles of Incorporation, which is filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2017 and incorporated herein by reference, and the Amended and Restated Bylaws, which are filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2019 and incorporated herein by reference, and the applicable provisions of the Texas Business Organizations Code, as amended.
Authorized and Outstanding Capitalization
As of March 31, 2020, our authorized capital stock consisted of (1) 200,000,000 shares of common stock, par value $0.10 per share, of which 79,579,571 shares were issued and outstanding, and (2) 10,000,000 shares of preferred stock, par value $1.00 per share, of which none were issued and outstanding.
Common Stock
We may issue our common stock from time to time upon such terms and for such consideration as may be determined by our Board of Directors. Generally, the issuance of common stock, up to the aggregate amounts authorized by our Restated Articles of Incorporation, will not require approval of our shareholders.
Voting Rights. Each holder of common stock is entitled to one vote per share for all purposes upon which such holders are entitled to vote. Subject to any voting rights granted to the holders of any preferred stock, directors are elected by a plurality of the votes cast by the holders of common stock entitled to vote in the election of directors; provided, however, that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" his or her election will tender his or her written resignation to the Chairman of the Board for consideration by the Board of Directors. The Board of Directors will determine whether to accept, reject, or otherwise act with respect to the tendered resignation. Generally, any other matter (other than the approval of a plan of merger or exchange) to be voted on by our shareholders must be approved by the affirmative vote of the holders of a majority of the shares of common stock entitled to vote on, and that voted for or against or expressly abstained with respect to, the matter, subject to any voting rights granted to holders of any preferred stock. A plan of merger or exchange must be approved by the affirmative vote of two-thirds of the outstanding shares of common stock entitled to vote thereon, subject to any voting rights granted to holders of any preferred stock.
Dividend Rights. Holders of common stock may be paid dividends out of our assets available for such purpose when and if declared by our Board of Directors, subject to any preferential rights of any outstanding shares of preferred stock. We may also pay a share dividend to holders of common stock, subject to any preferential rights of any outstanding shares of preferred stock. We have not paid or declared any dividends on our common stock and the terms of our term loan, ABL facility, and the terms of our senior notes impose restrictions on our ability to declare dividends on our common stock. In addition, our term loan,

ABL facility, and the terms of our senior notes impose restrictions on our ability to issue or sell certain equity interests and incur, assume or guarantee additional indebtedness.
Liquidation Rights. In the event of our liquidation, dissolution or winding up, after the payment in full of the amounts required to be paid to (or such funds have been otherwise set aside for) the holders of preferred stock, if any, all holders of common stock are entitled to share ratably in any remaining assets available for distribution.
Other Matters. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. Upon consummation of a sale or offering of common stock, such shares of common stock will be validly issued, fully paid and nonassessable. There are no redemption or sinking fund provisions applicable to the common stock.
The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.
Preferred Stock
As of March 31, 2020, no shares of preferred stock are outstanding. Our Board of Directors may authorize the issuance of preferred stock in one or more series and may determine the preferences, limitations and relative rights of the shares of any series so established, including, but not limited to, the following:

1.	the designation of the series;

2.
the number of shares of the series, which number our Board of Directors may thereafter (except where otherwise provided in the designations for the series) increase or decrease; provided, however, the number of shares of such series may not be decreased below the number of shares within such series that is then outstanding;

3.
the dividend rate of the series, the dates, terms and other conditions upon which such dividends will be payable, and the relative rights of priority of such dividends to dividends payable on any other class or series of our capital stock;

4.	whether the dividends will be cumulative, noncumulative or partially cumulative, and if cumulative or partially cumulative, from which date(s) and under what circumstances;

5.	the redemption rights and prices, if any, for shares of the series;

6.
the rights of holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of us, including the relative rights of priority in that event as to the rights of the holders of any other class or series of our capital stock;

7.	the terms, amounts and other conditions of any sinking or similar purchase or other fund provided for the purchase or redemption of shares of the series;

8.
whether the shares of the series will be convertible into or exchangeable for shares of our capital stock or our other securities or of any other corporation or entity, and, if so, the terms and conditions of such conversion or exchange;

9.	the voting rights, if any, of the holders of the series;

10.
the restrictions and conditions, if any, on the issuance or reissuance of any additional preferred stock ranking on parity with or prior to shares of the series as to dividends or upon liquidation, dissolution or winding up;

11.	any other repurchase obligations of us, subject to any limitations of applicable law; and

12.	any other designations, preferences, limitations or relative rights of the series.
The authorized shares of preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Upon consummation of a sale or offering of preferred stock, such shares of preferred stock will be validly issued, fully paid and nonassessable.
Anti-Takeover Effects of Texas Law and Our Charter and Bylaws
Certain provisions of the Texas Business Organizations Code, as amended (referred to herein as the “TBOC”), our Restated Articles of Incorporation and our Amended and Restated Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Texas Antitakeover Statute
We are a Texas corporation and are subject to Title 2, Chapter 21, Subchapter M of the TBOC regarding affiliated business combinations, known as the “Business Combination Law.” In general, this law prevents us from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, during the three-year period immediately after the date such person became an affiliated shareholder, unless:

1.
our Board of Directors approves the business combination or acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder; or

2.
not less than six months after the date such person became an affiliated shareholder, the business combination was approved by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates at a meeting of shareholders and not by written consent.

An affiliated shareholder is a person that is or was within the preceding three-year period the beneficial owner of 20% or more of our outstanding voting shares. The TBOC defines “business combination” generally as including:

1.	any merger, share exchange or conversion involving an affiliated shareholder;

2.	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets involving an affiliated shareholder:

a.	having an aggregate value equal to 10% or more of the market value of our assets,

b.	having an aggregate value equal to 10% or more of the market value of our outstanding voting shares, or

c.	representing 10% or more of our earning power or net income;

3.	issuances or transfers of securities by us to an affiliated shareholder, subject to limited exceptions;

4.	the adoption of plans or agreements relating to our liquidation or dissolution involving an affiliated shareholder;

5.	reclassifications, recapitalizations, distributions or other transactions that have the effect of increasing an affiliated shareholder’s percentage ownership of our outstanding voting shares; or

6.	the receipt by an affiliated shareholder of a loan, advance, guarantee, pledge or other financial benefits provided by or through us other than proportionally as one of our shareholders.
The provisions of the Business Combination Law may have the effect of delaying, deferring or preventing a change in control of the Company.
Restated Articles of Incorporation and Amended and Restated Bylaw Provisions
In addition, certain provisions contained in our Restated Articles of Incorporation and Amended and Restated Bylaws could result in the delay or otherwise discourage transactions involving an actual or potential change in control of us or our management and may limit the ability of our shareholders to remove current management or approve transactions that our shareholders may deem to be in their best interests. These provisions include, among others:

1.	authorizing the Board of Directors to establish one or more series of preferred stock, the terms of which can be determined by the Board of Directors at the time of issuance;

2.	dividing the Board of Directors into three classes of directors, with each class serving a staggered three-year term;

3.	requiring that shareholder action by written consent must be unanimous;

4.
providing advanced written notice procedures for shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a proper committee thereof;

5.
requiring that special meetings of shareholders may be called only by our Chairman of the Board, Chief Executive Officer, President or Board of Directors, or by the holders of not less than 50% of our outstanding shares entitled to vote at the special meeting;

6.	allowing our directors to fill vacancies on the Board of Directors as a result of an increase in the number of directors, subject to limited exceptions; and

7.
prohibiting the removal of a director, except for cause and then only by the affirmative vote of the holders of at least a majority of the votes of our outstanding shares entitled to vote in the election of directors, subject to any removal rights granted to any holders of preferred stock.

Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC is the transfer agent and registrar of our common stock.
Listing
Our common stock traded on the New York Stock Exchange (NYSE) under the symbol “PES” until August 15, 2019, at which time it was removed from trading on the NYSE due to our inability to satisfy the continued listing requirements of the NYSE. Our common stock subsequently traded on the OTC Markets under the symbol “PESX” until March 3, 2020, at which time, due to our Chapter 11 filing, our common stock commenced trading on the OTC Pink marketplace under the trading symbol “PESXQ.” In connection with our emergence from Chapter 11 on May 29, 2020, our common stock ceased trading on the OTC Pink marketplace.
Liability of Directors; Indemnification
Our Restated Articles of Incorporation provide that a director will not be liable to the Company or its shareholders for monetary damages for an act or omission in such director’s capacity as director, except in the case of (1) breach of such director’s duty of loyalty to the Company or its shareholders, (2) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or any act or omission that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office or (4) an act or omission for which the liability of a director is expressly provided for by statute. Our Amended and Restated Bylaws provide that we will indemnify, and advance expenses to, any executive officer or director to the fullest extent permitted by the TBOC.
Under the TBOC, directors and officers are entitled to indemnification against reasonable expenses (including attorneys’ fees) whenever they successfully defend legal proceedings brought against them by reason of the fact that they hold such a position with the Company. In addition, the TBOC permits indemnification for judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including attorneys’ fees) actually incurred if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to criminal proceedings, he or she had no reasonable cause to believe that his or her conduct was unlawful; provided, that if the person is found liable to the Company or liable on the basis that personal benefit was improperly received by him or her, indemnification is limited to reasonable expenses actually incurred by such person and may not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his or her duty to the Company.
Under an insurance policy maintained by us, our directors and executive officers are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and executive officers. We have also entered into Indemnification Agreements with our directors and certain of our executive officers. A form of the Indemnification Agreement is filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed with the SEC on July 31, 2018.
The foregoing discussion of the TBOC and our Restated Articles of Incorporation, Amended and Restated Bylaws and form of Indemnification Agreement is not intended to be exhaustive and is qualified in its entirety by reference to such statute, Restated Articles of Incorporation, Amended and Restated Bylaws and form of Indemnification Agreement.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Contractual Restrictions on Dividends and Stock Repurchases
Our term loan credit facility, ABL revolving credit facility, and the indenture governing the Senior Notes (1) generally prohibit us and any of our restricted subsidiaries from making, paying or declaring any dividend or other distribution (other than dividends or distributions payable solely in the equity interests of the Company, or options, warrants or other rights to purchase such equity interests) on any of our equity interests unless such dividend or distribution is made by a restricted subsidiary to us or any other restricted subsidiaries and (2) generally prohibit payments of any kind or character (whether in cash, securities or other property) to purchase, retire, redeem or otherwise acquire any of our equity interests, or any options, warrants or other rights to purchase such equity interests except under limited circumstances.